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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

IFTH ACQUISITION CORP.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
871942 10 8
(CUSIP Number)
Joseph J. Grillo
Digital Angel Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445
Tel: (561) 276-0477
Fax: (561) 276-0977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Digital Angel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.
This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of IFTH Acquisition Corp., f/k/a InfoTech USA, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of Digital Angel Corporation, f/k/a Applied Digital Solutions, Inc, a Delaware corporation (“DIGA”), to amend the Schedule 13D (the “Schedule 13D”) that was originally filed on December 26, 2000 and amended on June 19, 2007, January 23, 2008 and July 25, 2008. The address of the principal executive office of the Issuer is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 4.
Item 4. Purpose of Transaction.
The following information supplements the information previously provided in Item 4.
On August 1, 2008, pursuant to a Stock Purchase Agreement (the “Agreement”) between DIGA and Blue Moon Energy Partners LLC, a Florida limited liability company (“Blue Moon”), DIGA sold 2,570,000 shares of the Issuer, which constitutes all of the shares of the Issuer owned by the Company, to Blue Moon. The consideration paid by Blue Moon to DIGA under the Agreement was $400,000.
Except as set forth in this Item 4, DIGA has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
The following information amends the information previously provided in Item 5 by including updated beneficial ownership information.
(a) and (b). As of August 1, 2008, DIGA is the beneficial owner of no shares of the Issuer’s common stock, or approximately 0% of the Issuer’s common stock outstanding. DIGA has sole voting and dispositive power with respect to no shares of the Issuer’s common stock, or 0%, of the Issuer’s common stock outstanding.
(c). The disclosure provided in Item 4 is incorporated herein by reference. DIGA has not engaged in any other transactions in the Issuer’s common stock during the past 60 days.
(d). The 2,570,000 shares of common stock of the Issuer previously owned by DIGA was purchase by Blue Moon effective August 1, 2008.
(e). DIGA ceased to be the beneficial owner of more than 5% of the common stock of the Issuer on August 1, 2008.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure provided in Item 4 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference. Attached hereto as exhibits are the following documents:

Exhibit 1	Stock Purchase Agreement, dated August 1, 2008, between Digital Angel Corporation and Blue Moon Energy Partners LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 4, 2008
DIGITAL ANGEL CORPORATION

By:	/s/ Lorraine M. Breece

Name: Lorraine M. Breece
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit 1	Stock Purchase Agreement, dated August 1, 2008, between Digital Angel Corporation and Blue Moon Energy Partners LLC.